EXHIBIT 7
Consolidated Report of Condition of
Wells Fargo Bank National Association
of 101 North Phillips Avenue, Sioux Falls, SD 57104
And Foreign and Domestic Subsidiaries,
at the close of business December 31, 2005, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts
		In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$15,347
Interest-bearing balances		1,496
Securities:
Held-to-maturity securities		0
Available-for-sale securities		37,327
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		2,394
Securities purchased under agreements to resell		950
Loans and lease financing receivables:
Loans and leases held for sale		37,316
Loans and leases, net of unearned income	255,460
LESS: Allowance for loan and lease losses	2,122
Loans and leases, net of unearned income and allowance		253,338
Trading Assets		6,375
Premises and fixed assets (including capitalized leases)		3,846
Other real estate owned		173
Investments in unconsolidated subsidiaries and associated companies		377
Customers’ liability to this bank on acceptances outstanding		70
Intangible assets
Goodwill		8,735
Other intangible assets		13,074
Other assets		22,440

Total assets		$403,258

LIABILITIES
Deposits:
In domestic offices		$295,315
Noninterest-bearing	82,045
Interest-bearing	213,270
In foreign offices, Edge and Agreement subsidiaries, and IBFs		24,081
Noninterest-bearing	5
Interest-bearing	24,076
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		12,959
Securities sold under agreements to repurchase		4,684

Dollar Amounts
In Millions
Trading liabilities	5,276
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	5,267
Bank’s liability on acceptances executed and outstanding	70
Subordinated notes and debentures	7,830
Other liabilities	11,951

Total liabilities	$367,433

Minority interest in consolidated subsidiaries	54

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	520
Surplus (exclude all surplus related to preferred stock)	24,671
Retained earnings	10,249
Accumulated other comprehensive income	331
Other equity capital components	0

Total equity capital	35,771

Total liabilities, minority interest, and equity capital	$403,258

I, Karen B. Martin, Vice President of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.
Karen B. Martin
Vice President
We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Dave Munio
John Stumpf	Directors
Avid Modjtabai